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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: April 28, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated April 27, 2006, announcing the payment of a dividend of US$0.133 per CPO and a stock split that will take place after July 3, 2006 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date: April 28, 2006	By: /s/ Rafael Garza
Name:	Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated April 27, 2006, announcing the payment of a dividend of US$0.133 per CPO and a stock split that will take place after July 3, 2006 (attached hereto as exhibit 1).

Exhibit 1

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX ANNOUNCES DIVIDEND OF US$0.133 PER CPO

MONTERREY, MEXICO, April 27, 2006 - CEMEX, S.A. de C.V. (NYSE: CX) shareholders approved at their Annual Shareholders Meeting held today to increase the capital stock of CEMEX in its variable portion through capitalization charged against retained earnings, subject to confirmation by CEMEX’s Board of Directors at a Board Meeting scheduled for May 25, 2006. This increase in capital will be used to distribute a CPO stock dividend per CPO of US$0.133 at the US dollar / Mexican peso exchange rate determined by the Banco de México for transactions on May 25, 2006, with the amount of CPOs to be distributed to be based on the weighted-average price of all CEMEX CPO transactions on the same date, reflected in the Bolsa Mexicana de Valores (Mexican Stock Exchange), minus a 20% discount.

CPO holders who do not wish to receive the CPO stock dividend can elect to receive a cash payment of US$0.133 per CPO in lieu of the CPO stock dividend, in pesos at the US dollar / Mexican peso exchange rate determined by the Banco de México for transactions on May 25, 2006. Because the CPO stock dividend will reflect a 20% discount from market, CPO holders who elect the cash dividend may receive substantially less in value than those CPO holders who receive the stock dividend, except in the case of an extraordinary decline in the market price of CPOs between the last date when elections may be made (June 1, 2006) and the payment date (June 5, 2006).

Holders of record of CPOs on May 8, 2006 will be entitled to receive the CPO stock dividend or they can elect to receive cash in lieu of the stock dividend. ADS holders will be entitled to receive only a stock dividend; however, CEMEX intends to instruct the ADS Depositary to extend to ADS holders the opportunity to sell all or a portion of the additional stock they will receive as a result of the stock dividend into the market and to receive the net cash proceeds from such sales.

Holders of ADSs can convert into CPOs and CPO holders can convert into ADSs by May 5, 2006 in order to select the desired alternative. The last date to acquire CPOs or ADSs with dividends is on May 4, 2006.

CEMEX also announced, that on a date to be determined after July 3, 2006, trading in its CPOs and ADSs will reflect a two-for-one stock split. In connection with the stock split, which was approved by CEMEX's shareholders, each of CEMEX's existing series A shares will be surrendered in exchange for two new series A shares, and each of CEMEX's existing series B shares will be surrendered in exchange for two new series B shares. The ratio of CPOs to ADSs will not change and each existing ADS will continue to represent ten new CPOs following the stock split.

For further details please see our website at www.cemex.com starting Monday, May 1, 2006. If you have further questions please call (212) 317-6000 or any of the CEMEX telephone numbers contained in this press release for help.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future.

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